ZIM Corporation
                          20 Colonnade Road, Suite 200
                               Ottawa, ON K2E 7M6



April 13, 2005


BY EDGAR


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549


Attention:  Barbara Jacobs

Re:       ZIM Corporation
          Registration Statement on Form SB-2 (File No. 333-114736) Request for Withdrawal of Registration Statement on Form SB-2

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), ZIM Corporation ("ZIM") hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-114736), together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was initially filed with the Commission on April 22, 2004 and amended on June 30, 2004 and October 7, 2004.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission and no ZIM securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon ZIM's conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

ZIM hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. ZIM also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to ZIM's account for future use.

Please fax a copy of the order to the Registrant's office to the attention of the Chief Financial Officer ("CFO"), Jennifer North at (613) 727-5564.

If you have any questions or comments relating to this request for withdrawal, please contact Jennifer North, CFO for ZIM at (613) 727-1397 x121.


Yours truly,


ZIM CORPORATION


/s/ Michael Cowpland


Michael Cowpland
President and CEO